U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE SECURITIES
 EXCHANGE ACT OF 1934

MARK ONE:

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2009

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Transition period From _______to_______

Commission file number 0-25286

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CASCADE FINANCIAL CORP. 401(k) Salary Deferral and Profit Sharing Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cascade Financial Corporation
2828 Colby Avenue
Everett, Washington  98201

THE PLAN FINANCIAL STATEMENTS AND SCHEDULES ATTACHED HERETO ARE PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA.

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND
PROFIT SHARING PLAN

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

AND FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

CONTENTS

PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statement of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4-11

SUPPLEMENTAL SCHEDULE
Schedule H, Line 4i - schedule of assets (held at end of year) - December 31, 2009	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee
Cascade Financial Corporation
401(k) Salary Deferral and Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of the Cascade Financial Corporation 401(k) Salary Deferral and Profit Sharing Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2009, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements at December 31, 2009, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP
Everett, Washington
June 22, 2010

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,
	2009	2008
ASSETS
Participant-directed investments at fair value
Cash and cash equivalents	$144,538	$4,705
Common stock of Cascade Financial Corporation	851,323	2,009,041
Mutual funds	6,548,800	4,711,481
Morley Stable Value Fund	897,495	943,330
Loans to participants	165,660	112,940

NET ASSETS REFLECTING ALL INVESTMENTS
AT FAIR VALUE	8,607,816	7,781,497

ADJUSTMENT FROM FAIR VALUE TO CONTRACT
VALUE FOR FULLY BENEFIT-RESPONSIVE
INVESTMENT CONTRACTS	(5,394)	50,528

NET ASSETS AVAILABLE FOR BENEFITS	$8,602,422	$7,832,025

 See accompanying notes.

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	YEAR ENDED
	DECEMBER 31,
	2009	2008
ADDITIONS TO NET ASSETS AVAILABLE FOR
BENEFITS ATTRIBUTED TO
Investment income
Interest and dividends	$142,594	$119,312
Net appreciation (depreciation) in fair value
of investments
Common stock of Cascade Financial Corporation	(1,176,438)	(2,892,453)
Mutual funds	1,178,897	(2,051,370)
Morley Stable Value Fund	(40,165)	75,698

Total investment income (loss)	104,888	(4,748,813)

Contributions
Sponsor	355,882	350,202
Participants	832,681	878,916
Rollover	19,490	104,878

	1,208,053	1,333,996

Total additions, net	1,312,941	(3,414,817)

DEDUCTIONS FROM NET ASSETS AVAILABLE FOR
BENEFITS ATTRIBUTED TO BENEFITS PAID
TO PARTICIPANTS AND EXPENSES	542,544	289,553

Net increase (decrease) in net assets available for benefits	770,397	(3,704,370)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	7,832,025	11,536,395

End of year	$8,602,422	$7,832,025

 See accompanying notes.

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan

The following description of the Cascade Financial Corporation 401(k) Salary Deferral and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan established for employees of Cascade Financial Corporation (the Sponsor) who are at least 18 years of age. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

Administration - The Sponsor has appointed an administrative committee to oversee the Plan. Wilmington Trust serves as the Trustee, and the Plan is administered by NW Plan Services, Inc.

Eligibility, contributions, and participants’ accounts - All nonunion employees of the Sponsor who are age 18 or older are eligible to participate in the Plan after completing one hour of service, and become eligible for employer contributions immediately following completion of one year of service. To complete one year of service, as defined by the Plan, a participant must complete at least 1,000 hours of service within that year.

Accounts are established for each participant and include the participant’s contributions (including those rolled over from another qualified plan or trust), allocations of employer matching contributions, any discretionary contributions from the Sponsor, and earnings thereon. Discretionary matching contributions and discretionary contributions are determined by the board of directors of the Sponsor. No discretionary contributions were made in 2009 or 2008.

Participants are able to contribute from 1% to 60% of their pretax compensation, subject to limits established under the Internal Revenue Code (IRC). Participants may also contribute amounts representing distributions from other qualified plans. Catch-up contributions are permitted once the participant reaches 50 years of age, up to a maximum of $5,500. The Sponsor’s matching contribution is 50 cents for each dollar contributed up to $6,000. The employee must be employed as of the last day of the Plan year to be eligible for employer matching or discretionary contributions.

Participants have the option of directing their account balance in 1% increments into any one or more of the Plan’s investment fund options. The Sponsor contributions are made in cash and allocated to a participant’s account balance in accordance with the participant’s contribution elections. The Plan currently offers a common commingled trust fund, mutual funds, and Sponsor common stock as investment options for participants.

Participant accounts are valued daily based on quoted market prices. Participants may change their investment elections and make transfers between investment options daily.

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (continued)

The Plan provides for various investment fund options that, in turn, invest in a combination of stocks, bonds, and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statement of net assets available for benefits.

Vesting - Participants are immediately vested in their contributions and earnings thereon. Vesting of the Sponsor’s contribution and earnings thereon is based on years of credited service of participants. The Plan’s vesting schedule is as follows:

Years of Vesting	Vested
Service	Percentage

Less than 1	0
At least 1 but less than 2	20
At least 2 but less than 3	40
At least 3 but less than 4	60
At least 4 but less than 5	80
5 or more	100

Participants generally become fully vested upon the participant’s death or upon permanent disability. Effective January 1, 2005, the normal retirement age under the Plan was changed from 65 to 62 for those with at least five years of service.

Forfeitures - Forfeitures of nonvested Sponsor contributions are used to reduce future Sponsor contributions or pay Plan expenses. Unallocated forfeitures totaled $633 and $0 at December 31, 2009 and 2008, respectively. Subsequent to year-ends 2009 and 2008, the unallocated forfeiture balances were used to reduce Sponsor contributions or to pay Plan expenses.

Participant loans - Participants may borrow from the vested portion of their account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The maximum loan term is five years unless the loan term qualifies as a home loan, in which case the term of the loan is not to exceed 10 years. Loans are secured by the remaining vested balance in the participant’s account and bear interest at the prime rate plus 1%. At December 31, 2009, interest rates ranged from 4.25% to 9.25%. Principal and interest are paid ratably through semi-monthly payroll deductions. As of December 31, 2009, loans mature through 2014.

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (continued)

Payment of plan benefits - Distributions are paid in a single lump sum. With approval of the Sponsor, early withdrawals may be paid by the Plan to those employees experiencing a financial hardship, as defined by the Plan. Upon termination, if a participant’s vested interest is less than $1,000, that amount will automatically be distributed in a lump sum as soon as feasible.

Plan expenses - The majority of the expenses of the Plan are paid by the Sponsor. In 2009, the Plan paid $6,923 in expenses and the Sponsor paid $32,530. In 2008, the Plan paid $7,252 in expenses and the Sponsor paid $31,834.

Plan termination - Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan be terminated at some future date, all participants would become fully vested in their account balances.

Note 2 - Summary of Significant Accounting Policies

Basis of presentation and accounting - The Plan’s financial statements are presented on the accrual basis of accounting.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

FASB codification - On July 1, 2009, the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) became the single authoritative source for nongovernmental U.S. generally accepted accounting principles (GAAP). The ASC supersedes all previous authoritative GAAP applicable to the Plan and is effective for interim and annual periods ended after September 15, 2009.

Investments - The investment in the Sponsor’s common stock, which is traded on the NASDAQ Small Cap Market under the symbol CASB, is valued at the last reported sales price before the end of the Plan year. The investments in mutual funds are stated at fair value based on quoted market prices. Loans to participants are valued at their unpaid principal value, which approximates fair value.

In accordance with FASB Codification Topic 946, Financial Services—Investment Companies, the Morley Stable Value Fund is presented at fair value on the statements of net assets available for benefits. The adjustment from fair value to contract value is based on the contract value as reported by Union Bond and Trust Company (which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses).

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued)

Net appreciation (depreciation) in fair value of investments in the statement of changes in net assets available for benefits includes both realized and unrealized gains and losses. Purchases and sales of investments are recorded on a trade-date basis. Interest is recorded when earned. Dividends are recorded on the dividend date.

Investment valuation - On January 1, 2008, the Plan adopted authoritative guidance on fair value measurements. The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

As a result of the adoption of authoritative guidance, the Plan classified its investments as of December 31, 2008 and 2009, based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value (Note 4). The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement

•	Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

•
Level 2 - Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly;

•	Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of valuation methodologies used for fair value measurement of investments:

Common stock	Common stock is valued at the closing price reported on the NASDAQ.

Mutual funds	Mutual funds are valued at the closing price reported on the NASDAQ.

Commingled trust funds	Commingled trust funds are valued based on the net asset value of shares or units held by the Plan based on quoted market value of the underlying assets.

Participant loans	Participant loans are valued at amortized cost, which approximates fair value.

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued)

Income recognition - Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net appreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation and depreciation of those investments.

Benefit payments - Benefits are recorded when paid.

Subsequent events - Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. The Plan recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Plan’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before the financial statements are issued. Note 9 provides disclosure of certain subsequent events that did not result in recognition in the financial statements.

Note 3 - Tax Status

The Internal Revenue Service has determined and informed the Sponsor by a letter dated June 14, 2004, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 4 - Fair Value Measurements

The following table discloses by level the fair value hierarchy discussed in Note 2.

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$144,538	$-	$-	$144,538
Common stock	851,323	-	-	851,323
Mutual funds
Index funds	83,710	-	-	83,710
Balanced funds	237,647	-	-	237,647
Growth funds	4,735,996	-	-	4,735,996
Fixed income funds	1,491,447	-	-	1,491,447
Commingled trust fund	-	897,495	-	897,495
Participant loans	-	-	165,660	165,660

Total assets at fair value	$7,544,661	$897,495	$165,660	$8,607,816

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 4 - Fair Value Measurements (continued)

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$4,705	$-	$-	$4,705
Common stock	2,009,041	-	-	2,009,041
Mutual funds
Index funds	75,331	-	-	75,331
Balanced funds	176,733	-	-	176,733
Growth funds	3,243,213	-	-	3,243,213
Fixed income funds	1,216,204	-	-	1,216,204
Commingled trust fund	-	943,330	-	943,330
Participant loans	-	-	112,940	112,940

Total assets at fair value	$6,725,227	$943,330	$112,940	$7,781,497

The following table discloses the summary of changes in the fair value of the Plan’s level 3 investment assets:

Loans to
Participants

Balance, beginning of year	$112,940
Purchases, settlements, and dispositions	52,720

Balance, end of year	$165,660

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 5 - Investments

The following table presents the assets held for investment purposes at December 31:

	Investment Value
	2009	2008

Cash and cash equivalents	$144,538	$4,705
Common stock
Cascade Financial Corporation	851,323	2,009,041
Mutual and common commingled trust funds
Davis NY Venture, Large Cap Fund	1,485,649	1,036,253
Morley Stable Value Fund	897,495	943,330
Van Kampen, Large Cap, Growth & Income Fund	685,095	474,872
Growth Fund of America, Large Cap Growth Fund	781,943	504,810
Alger, Mid Cap Growth Fund	-	176,751
First Eagle SoGen Overseas, Foreign Equity	432,350	414,462
PIMCO, Real Return Bond Fund	558,765	445,378
Allianz Small Cap Value Fund	301,319	210,742
PIMCO Total Return	758,208	520,555
BlackRock U.S. Opportunities	308,771	-
Perkins Mid Cap Value	291,902	-
American, U.S. Government Securities Fund	174,474	250,271
Lord Abbott, Mid Cap Fund	-	186,633
Van Kampen, Equity & Income Fund	237,647	176,733
Columbia, Acorn Fund Class A	266,442	138,848
Vanguard 500 Index	83,710	75,331
American, New Perspective Fund	182,525	99,842

Total	8,442,156	7,668,557

Loans to participants	165,660	112,940

Total investments	$8,607,816	$7,781,497

Note 6 - Party-in-Interest Transactions

Certain Plan assets were invested in the Sponsor’s common stock in 2009 and 2008; therefore, these transactions qualify as party-in-interest transactions. The Plan held 385,214 and 369,309 shares of Cascade Financial Corporation stock as of December 31, 2009 and 2008, respectively.

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 7 - Reconciliation to Form 5500

The following is a reconciliation of total additions per the financial statement for the year ended December 31 to Form 5500:

	2009	2008
Total increase to net assets available for
benefits per the financial statement	$770,397	$(3,704,370)
Add net change to contract value on CCT	55,922	(50,528)

Total additions per Form 5500	$826,319	$(3,754,898)

The following is a reconciliation of net assets available for benefits per the financial statement for the year ended December 31 to Form 5500:

	2009	2008
Net assets available for
benefits per the financial statement	$8,602,422	$7,832,025
Add net change to contract value on CCT	5,394	(50,528)

Net assets available for benefits per Form 5500	$8,607,816	$7,781,497

Note 8 - Risks and Uncertainties

The Plan’s invested assets consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across 17 participant-directed fund elections.

Note 9 - Subsequent Events

Subsequent to the remittance of the April 15, 2010, employer match, the discretionary match was discontinued.

SUPPLEMENTAL SCHEDULE

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

		(c)
		DESCRIPTION OF
		INVESTMENT
		INCLUDING
		MATURITY
		DATE, RATE
	(b)	OF INTEREST,
	IDENTITY OF ISSUER,	COLLATERAL,		(e)
	BORROWER, LESSOR,	PAR, OR	(d)	CURRENT
(a)	OR SIMILAR PARTY	MATURITY VALUE	COST**	VALUE

	Cash and cash equivalents			$144,538
	Davis NY Venture	Large Cap Fund		1,485,649
	Morley	CTC Capital Preservation Fund		897,495
	Van Kampen	Large Cap, Growth & Income
		Fund		685,095
	Growth Fund of America	Large Cap Growth Fund		781,943
	First Eagle SoGen Overseas	Foreign Equity Stock Fund		432,350
	PIMCO	Real Return Bond Fund		558,765
	Allianz	Small Cap Value Fund		301,319
	PIMCO	Total Return		758,208
	BlackRock U.S. Opportunities			308,771
	Perkins Mid Cap Value			291,902
	American	U.S. Government Securities Fund		174,474
	Van Kampen	Equity & Income Fund		237,647
	Vanguard	500 Index		83,710
	American	New Perspective Fund		182,525
	Columbia	Acorn Fund Class A		266,442
*	Cascade Financial Corporation	Common Stock		851,323
	Various participants	Loans to participants - interest at
		4.25% to 9.25%, maturing
		through 2014		165,660

				$8,607,816
*	Party-in-interest as defined by ERISA
**	Cost omitted with respect to participant-directed transactions under an
	individual account plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 22, 2010		CASCADE FINANCIAL CORPORATION 401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
	By:	/s/ Terry Stull
Terry Stull, Senior Vice President and Controller (Chief Accounting Officer and Principal Financial Officer)

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm